GLOBAL BUSINESS SERVICES, INC.

July 22, 2005

Steven Jacobs

Senior Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

400 Fifth Street, N.W.

Washington, D.C. 20549

Re:

Global Business Services, Inc.

Form 10-KSB for the year ended June 30, 2004

Forms 10-Q for the quarters ended September 30 and December 31, 2004

File No. 0-28587

Dear Mr. Jacobs:

This letter is in response to your letter dated July 18,  2005 regarding Global Business Services, Inc.’s financial statements and related disclosures.

Form 10-KSB for the year ended June 30, 2004

Notes to Consolidated Financial Statements

Note 1 – Summary of Accounting Policies

Franchise Fee Recognition – pages F-9

1.

When franchise fee revenue is recognized.

Franchise fee revenue and all deferred revenue are not recognized until the actual opening date of a store.

Area Franchise Fee Recognition, page F-10

1.

Are there any contingencies that question the recognition of revenue?

There are NO conditions or contingencies for the Recognition of Area

Franchise Fees.  The entire amount is recognized upon sale (executed contract).  In the event of an installment or contract purchase, there is NO refund as agreed to by contract and if payment(s) not made or cannot be offset by royalty payments from the Area, the sale is rescinded, without refund & would be reflected in the current filing period.

2.

Recording revenue - cash versus accrual basis.

Revenue is recorded on an accrual basis.

213 South Robertson Boulevard, Beverly Hills, CA 90211

310-288-4585

Fax:  310.360-7676

GLOBAL BUSINESS SERVICES, INC.

Store Build-out Revenue Recognition, page F-10

3.

Restatement of financial statements regarding recognition of revenue and corresponding expense recorded with the build-out of franchise stores.

We are confident of our method of statement complies with Paragraph 16 of SFAS45, therefore no restatement is necessary.

Form 10-QSB for the quarter ended September 30, 2004

Notes to Consolidated Financial Statements

Note 2 – Convertible Note Payable and Warrants

4.

Restatement of Forms 10-QSB for the first three quarters of fiscal 2005 and accounting for the detachable stock warrants.

We are in the process of amending Forms 10-QSB for the first three quarters of fiscal 2005 to comply with EITF 98-5 for the fair market value of the $160,000 convertible note and detachable warrants.  The calculation will be based on the Black Sholes model by assigning a fair value.   This will also be reflected in the year-end Form 10-K for the year ended June 30, 2005.

Sincerely,

Paul T. Robinson

CFO

213 South Robertson Boulevard, Beverly Hills, CA 90211

310-288-4585

Fax:  310.360-7676